November 9, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing

Information with Respect to Period Covering October 1, 2021 through October 1, 2022 for First American Funds, Inc. (811-03313) (the “Fund”):

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the Fund referenced above:

●	A copy of the executed fidelity bond for the period from October 1, 2021 through October 1, 2022 (see Exhibit 1); and

●	A copy of the resolutions from the September 14, 2021 meeting of the Board of Directors at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the fidelity bond, and the premium to be paid by the Fund for the period from October 1, 2021 through October 1, 2022 (see Exhibit 2).

Please note for the Commission’s records that premiums have been appropriately paid for the period from October 1, 2021 through October 1, 2022.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Richard J. Ertel

Richard J. Ertel

Secretary

Enclosures